

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 16, 2008

Mr. Gerald Schiano
Chief Financial Officer
Dynamic Natural Resources, Inc.
78 South Street
Wrentham, MA  02093

> **Re:     Dynamic Natural Resources, Inc.**
> **Form 10-KSB/A for the Year Ended December 31, 2007**
> **Form 10-Q/A for the period Ended March 31, 2008**
> **File No.  333-131224**

Dear Mr. Schiano:

        We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                            Sincerely,


                                            Chris White
                                            Branch Chief